Mail Stop 03-08


								November 9, 2004


By Facsimile and U.S. Mail

Mr. William M. Lowe, Jr.
Vice President, Chief Financial Officer and Chief Operating Officer
Unifi, Inc.
7201 West Friendly Avenue
Greensboro, NC 27419-9109

	RE:	Form 10-K for the fiscal year ended June 27, 2004
		File Date: September 17, 2004
		File No. 001-10542


Dear Mr. Lowe:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 27, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.


Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations.

Review of Fiscal Year 2004 Results of Operations (52 Weeks) Compared to Fiscal Year 2003 (52 Weeks), page 10.

2. Please supplement your discussion of net sales, gross profit, and selling, general and administrative expense on a segment basis with a discussion of these items for your business as a whole. Refer to
Item 303(A) of Regulation S-K.
3. Please discuss the impact on overall net sales as well as net sales by segment of movements in currency exchange rates, if material.
4. In your summary table of operating income by segment, your inclusion of a "total" column for consolidated segment amounts represents the presentation of non-GAAP measures subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K. We note your reference to footnote 8 of the financial statements where total segment operating income (loss) is reconciled to pretax earnings. However, you still need to provide a reconciliation from total cost of sales and total selling, general and administrative expense on a segment basis, to cost of sales and selling, general and administrative expense per your statements of
operations.   Moreover, you should disclose the reasons why these
non-GAAP measures provide useful information to investors and how management uses the non-GAAP measures. Please confirm that you will revise your future filings accordingly. Refer to Question 21 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003, available on our website at www.sec.gov.
5. Please refer to Rule 303(A)(3)(ii) of Regulation S-K, and where appropriate describe any known trends or events that are reasonably expected to have a material impact on future net sales or income from continuing operations. For example, it appears that your overall net sales, gross profits and net income have been trending downward. Please identify the cause of these trends and indicate whether you expect them to continue into the future and why or why not. Similarly, with respect to the restructuring charges recorded in fiscal years 2004 and 2003, discuss the likely effects of these restructurings on future operating results and liquidity, unless it is determined that a material effect is not reasonably likely to occur. Also refer to SAB Topic 5.P.4.
6. We note your brief discussion of the significant change in the "equity in losses (earnings) of unconsolidated affiliates" line item of your statements of operations. Given the magnitude of the change, we would expect a more elaborate discussion of the change, including your assessment as to whether the results of your equity method investments are expected to continue to deteriorate into the future and why or why not. Please revise your future filings accordingly and show us supplementally what the revised disclosure will look like for fiscal 2004 compared to fiscal 2003.
7. We note the significant impact on your effective tax rate in each year presented of changes in your valuation allowance. Please discuss such significant changes in your MD&A. Show us supplementally what the revised disclosures will look like for fiscal 2004 compared to fiscal 2003.

Liquidity and Capital Resources, page 17

8. Please supplement your current disclosure to include a discussion of the impact on liquidity and capital resources related to the $250 million of senior, unsecured debt securities and associated interest payments. Because this appears to be your most significant long-term obligation, we believe it should be discussed.

Contractual Obligations, page 19
9. Please revise your contractual obligations table to include the following:
a. estimated interest payments on your debt; and
b. planned funding of pension obligations.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov.



Item 8.  Consolidated Financial Statements and Supplementary Data

General

10. We note your inclusion of 2 years of financial statements for your significant equity method investee, Parkdale America, LLC (PAL). Please be advised that, pursuant to Rule 3-09 of Regulation S-X, financial statements for significant equity method investees are required for the same number of periods as required by Rules 3-01 and 3-02 of Regulation S-X. We understand that PAL has a different fiscal year end than you and that fiscal 2004 financial statements were not available for inclusion in your original Form 10-K filing. Nonetheless, please be advised that you are required to file the separate fiscal 2004 financial statements of PAL within 90 days after PAL`s year-end. They should be filed as an amendment to your fiscal 2004 Form 10-K. Please confirm to us that you intend to amend your Form 10-K to file these financial statements. In this regard, we note that you did not amend your fiscal 2003 Form 10-K to include the fiscal 2003 financial statements for PAL.

Consolidated Balance Sheets, page 26
11. Please consider the need to separately state the components of accrued expenses in the footnotes if an individual item meets the materiality threshold (5% of total current liabilities). Refer to rule 5-02.20 of Regulation S-X.

Consolidated Statements of Operations, page 27
12. Please present the goodwill impairment charge as a separate line item. Refer to paragraph 43 of SFAS 142.

Note 6.  Retirement Plans, page 40
13. Please revise your pension plan disclosures to include two years of information related to balance sheet disclosures and three years of information for disclosures related to your results of operations. Refer to paragraph 5 of SFAS 132(R).

Note 10.  Investments in Unconsolidated Affiliates, page 48
14. Please disclose the difference between the amount at which your investment in PAL is carried and the amount of your underlying equity in the net assets of PAL and your accounting treatment of the difference. It appears to us, based on a review of PAL`s balance sheet, that the difference may be significant. Refer to paragraph
20.a. of APB 18.    Additionally, tell us any consideration that you
have given to whether you have incurred an other than temporary decline in the value of this investment. In this regard, we note that the operating results and operating cash flows for PAL have diminished significantly in recent years. We also understand from your MD&A disclosures that the US textile industry continues to suffer from disparate worldwide production capacity and demand, weakness at retail and the direct sourcing of garments and fabrics
from lower wage-based countries.     While we understand that none of
these factors are necessarily determinate of a loss in value that is other than temporary, they do seem to be indicators that would cause you to assess the recoverability of the investment.

*******

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 824-5493. In his absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions may be directed to me at (202) 942-2905.

Sincerely,



                George F. Ohsiek, Jr.
    Branch Chief








Mr. William M. Lowe, Jr.
Vice President, Chief Financial Officer and Chief Operating Officer
Unifi, Inc.
November 9, 2004
Page 1